Exhibit 1.01

Conflict Minerals Report

Canada Goose Holdings Inc. (“Canada Goose”) has included this Conflict Minerals Report as an exhibit to its Form SD as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2024.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Canada Goose and its consolidated subsidiaries.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Conflict Minerals Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to our Business

Canada Goose is a performance luxury outerwear, apparel, footwear, and accessories brand. For more than 60 years, we have designed, manufactured, and sold products that inspire people to thrive in the world outside. Tin and gold are contained in some of the functional hardware used in certain of the products that we manufacture or contract to manufacture. Where tin and gold are present in our products, it generally constitutes a very small portion of the materials content of the products. For a further discussion of our products, see our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. The information contained in our Form 20-F is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

We do not directly source tin or gold from smelters and believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the tin or gold necessary to the functionality or production of the products that we manufacture or contract to manufacture originated in a Covered Country and, if so, whether it directly or indirectly financed or benefited an armed group.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2023, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of the 3TG that are necessary to the functionality or production of products that we manufactured or contracted to manufacture. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercised over the manufacturing process and other information known to us.

Our initial analysis considered 78 suppliers in our supply chain. Our outreach ultimately included 14 trim suppliers who we identified as providing metal components used in our products and 15 off-shore finished goods suppliers (the “Suppliers”). The results of our RCOI are discussed on Annex A to this Conflict Minerals Report. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), which are described below in this Conflict Minerals Report.

As indicated on Annex A, the smelters identified to us by the Suppliers were listed as Conformant (as defined below) by the Responsible Minerals Initiative (the “RMI”).

Based on the results of our RCOI, we exercised due diligence for 2023. These due diligence efforts are discussed below.

Due Diligence Measures

Design Framework

We have designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Third Edition).

Selected Elements of Design Framework and Due Diligence Program Execution

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.

We have adopted a Supplier Code of Business Conduct and Ethics, a Supplier Manual, and a Human Rights Commitment (the “Policies”), that outline our expectations to all Suppliers and partners with whom we work, as well as our commitment to responsible sourcing. Our Human Rights Commitment is publicly available on our Investor Relations website and our Supplier Code of Business Conduct and Ethics and Supplier Manual are provided to our Suppliers on an annual basis. Our contractual agreements with suppliers reinforce these requirements and establish expectations of adherence to the Policies. Our Suppliers are expected to source from conflict-free sources, and utilize the Conflict Minerals Reporting Template (“CMRT”) to disclose sourcing information about the 3TG in their products

b.

We have a team of staff that is responsible for 3TG compliance matters, including the drafting of this Conflict Minerals Report. The following functional areas are represented on the working group: Direct Sourcing, Corporate Citizenship, and Legal. In addition, we utilize specialist outside counsel to advise us in connection with selected aspects of our Conflict Minerals Rule compliance.

c.	We use the CMRT developed by the RMI to identify smelters and refiners in our supply chain.

d.

We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions in electronic form. This information is retained for at least five years.

e.

We have a mechanism for employees, suppliers and other interested parties to report unethical sourcing by our supply chain or other issues, either by calling 1-866-214-2744 or by submitting violations on www.clearviewconnects.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.

We requested by email that the Suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of 3TG in the products that we identified as potentially being in-scope, as well as information concerning the Suppliers’ related compliance efforts. We followed up by email with all Suppliers that did not respond to the request within a specified time frame. 81% of the Suppliers ultimately responded to our request to submit a CMRT.

b.

We reviewed the responses received from the Suppliers. To the extent that a completed CMRT identified a smelter, we reviewed that information against the list of “conformant” smelters published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”).

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reported the findings of its supply chain risk assessment as needed on a case-by-case basis to our General Counsel.

b.	Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized and relied on information made publicly available by the RMI concerning independent third-party audits of smelters to assess smelter due diligence and to determine whether smelters are conformant.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We annually file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

Product and Smelter and Refiner Information

Our in-scope products for 2023 consisted of selected apparel, footwear and accessories.

In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us the tin and gold smelters described in Annex A as having processed the necessary tin contained in our in-scope products for 2023. Due to our position in the supply chain, we rely on our suppliers for accurate smelter information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the tin and gold contained in our products.

We endeavored to determine the mine or location of origin of the tin and gold contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.

For 2023, none of our in-scope products were determined by us to support conflict (i.e., contained necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free”.

Future Risk Mitigation Efforts

We intend to take the following additional steps in 2024 to mitigate the risk that our necessary 3TG benefit armed groups:

1.	Continue to engage with our covered suppliers to obtain current, accurate and complete information about 3TG minerals in our supply chain, using the CMRT.

2.	Engage with Suppliers that provided incomplete responses to encourage them to provide requested information for 2024.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2023 that the source of 3TG was unknown or undeterminable.

4.

Communicate our sourcing expectations to new potentially in-scope suppliers, including through the dissemination of our Supplier Code of Business Conduct and Ethics, Supplier Manual and Human Rights Commitment. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Encourage our suppliers to source responsibly, particularly when sourcing from the Covered Countries.

All of the foregoing steps are in addition to the steps that we took in respect of 2023 described earlier in this Conflict Minerals Report, which we intend to continue to take in respect of 2024 to the extent applicable.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings indicated in our Conflict Minerals Report.

In connection with our RCOI and due diligence, as applicable, our Suppliers identified to us certain facilities as having processed the necessary 3TG contained in our in-scope products for 2023 as described in the table below.

	Conformant	Active	Smelter Look-up List Tab Only
Tantalum (Total Unique Smelters = 0)	0	0	0
Tin (Total Unique Smelters = 1)	1	0	0
Tungsten (Total Unique Smelters = 0)	0	0	0
Gold (Total Unique Refiners = 1)	1	0	0
	2	0	0

We note the following in connection with the information in the table:

1.

The smelters described in the table were identified by the Suppliers as being part of our 2023 supply chain. However, the smelters described above were not necessarily the only smelters in our 2023 supply chain, since most of our Suppliers provided information at a “company” level (meaning for all of their products, rather than specific to the products that they sold to us).

2.	All information in the table is as of May 22, 2024.

3.

“Conformant” means that a smelter was listed as RMAP Conformant by the RMI and successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included smelters were not necessarily Conformant for all or part of 2023 and may not continue to be Conformant for any future period.

4.	“Active” means that the smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.

5.

“Smelter Look-up List Tab Only” means that a smelter or refiner is listed on the Smelter Look-up list tab of the CMRT, but is not listed as “Conformant” or “Active.” The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

6.	The compliance status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

Country of Origin Information

The countries of origin of the gold and tin processed by the Conformant smelters described above were unavailable through public sources. In addition, the Conformant smelters described above may have processed 3TG originating from recycled or scrap sources.

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